UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2019

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Results of Self-Tender Offer by Gazit-Globe

On April 1, 2019, Gazit-Globe Ltd. (“Gazit” or the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) the results of its self-tender offer (the “Offer”) to purchase the Company’s ordinary shares, par value 1.0 New Israeli Shekels (“NIS”) per share (“ordinary shares”).

As reported to the TASE and ISA, an aggregate of 2,425,999 ordinary shares, constituting and possessing 1.3% of the outstanding number of ordinary shares, and voting rights, respectively, in the Company, were tendered to the Company, and accepted by the Company for purchase, pursuant to the Offer. Those tendered ordinary shares will become treasury shares upon purchase by the Company and will be canceled immediately thereafter.

Under the Offer, the Company had offered to purchase up to 10 million ordinary shares, constituting 5.3% of the Company’s issued and paid-up share capital, at a purchase price of NIS 29 (approximately US $8.04) per share. The Offer expired for all shareholders of the Company on April 1, 2019.

Additional details concerning the Offer were provided previously by Gazit in its Tender Offer/Rights Offering Notification Form on Form CB (file number 005-86529), filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2019 (including in the “Ordinary Tender Offer Buyback Specification for the Acquisition of Ordinary Shares” appended as Exhibit 99.1 thereto) and in Gazit’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that it furnished to the SEC on March 25, 2019.

As previously reported by the Company on March 8, 2019, the Company has filed, on March 8, 2019, a Form 15F to deregister, and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to, the ordinary shares. The duty of the Company to file and furnish reports under the Exchange Act was suspended immediately upon the filing of the Form 15F. The furnishing of this Form 6-K solely in order to provide the information described herein with respect to the results of the Offer shall not be construed as an admission that the Company remains subject to the reporting obligations under the Exchange Act. The Company expects that the Exchange Act deregistration and the termination of its duty to file reports will become effective 90 days after the filing of the Form 15F with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: April 3, 2019	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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